

Mail Stop 4628

August 13, 2015

Via E-mail
Clare P. McGrory
Chief Financial Officer
Sunoco LP
555 East Airtex Drive
Houston, TX 77073

> **Re: Sunoco LP**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Filed February 27, 2015**
> **Form 8-K Filed March 23, 2015**
> **File No. 1-35653**

Dear Ms. McGrory:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Year Ended December 31, 2014 (Combined basis) Compared to Year Ended December 31, 2013, page 37

1.   The presentation of your predecessor and successor periods on a combined basis for the year ended December 31, 2014 does not appear to be appropriate due to the change in basis in the underlying financial statements. Please revise your current presentation and discussion of results of operations here and throughout your filing to separately present the predecessor and successor periods with a clear delineation and explanation of the differences between the two periods. You may wish to consider whether such disclosure

should be supplemented by pro forma financial information presented in a format consistent with Article 11 of Regulation S-X. Such information, including any discussion on a pro forma basis, should only be provided on a supplemental basis to the stand-alone discussion of the GAAP operating results for the successor and predecessor periods.

Item 9A. Controls and Procedures, page 46

2.   We note that the acquisitions of Aloha Petroleum, Ltd and Mid-Atlantic Convenience Stores, LLC have been excluded from your assessment of internal controls over financial reporting as of December 31, 2014. Please tell us what consideration you gave to disclosing any changes in internal control over financial reporting related to the acquisitions that occurred during the quarter ended December 31, 2014. Refer to Questions 3 and 7 of Frequently Asked Questions on Management´s Report on Internal Control Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, revised September 24, 2007.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Merger and Acquisitions, page F-18

3.   Please provide a qualitative description of the factors that make up the goodwill recognized in the ETP Merger and the acquisitions of Aloha Petroleum, Ltd and Mid-Atlantic Convenience Stores, LLC. Refer to ASC 805-50-50-6 and 805-30-50-1a, as applicable.

Note 22. Selected Quarterly Financial Data (unaudited), page F-41

4. Similar to our comment above regarding Management's Discussion and Analysis, please revise your presentation of the third quarter financial data of fiscal year 2014 to separately present the predecessor and successor periods.

Form 8-K Filed March 23, 2015

5.   We note the audited financial statements of Sunoco LLC as of December 31, 2014 and 2013 and for the years then ended in Exhibit 99.3 of the Form 8-K filed on March 23, 2015. Due to the significance of this acquisition, it appears financial statements of Sunoco LLC beyond the periods presented may be required under Rule 3-05 of Regulation S-X. Please file the financial statements of Sunoco LLC for the year ended December 31, 2012 or tell us why additional periods are not required to be presented and support your conclusion with the results of the significance tests under Rule 1-02(w) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz at (202) 551-3331 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources